Cybin Announces Results of Annual and Special Meeting of Shareholders
TORONTO, CANADA – October 12, 2023 – Cybin Inc. (NYSE AMERICAN:CYBN) (NEO:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, is pleased to announce the voting results for each of the matters presented at the Company’s annual and special meeting of shareholders held on October 12, 2023 (the “Meeting”). There were 66 shareholders represented in person or by proxy at the Meeting holding 91,903,025 common shares, representing 39.16% of Cybin’s total issued and outstanding common shares as at the record date for the Meeting. The voting results for each matter presented at the Meeting are set out below:

1.Acquisition Resolution
The acquisition of Small Pharma Inc. (“Small Pharma”), by way of a proposed plan of arrangement under the Business Corporations Act (British Columbia), pursuant to the terms and subject to the conditions of the arrangement agreement between Cybin and Small Pharma, dated August 28, 2023, was approved. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
43,199,295	99.410	256,200	0.590

2.Appointment of Auditor
Zeifmans LLP was appointed auditor of Cybin until the next annual meeting of shareholders at renumeration to be fixed by the directors of Cybin. Voting results are set out below:

Votes For		Votes Withheld
#	%	#	%
91,252,133	99.292	650,891	0.708

3.Number of Directors
The special resolution to set the number of directors of Cybin at six was approved by at least two-thirds of the votes casts by the shareholders who voted in respect of the resolution present or represented by proxy at the Meeting. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
90,712,567	98.705	1,190,458	1.295

4.Election of Directors
Each of the nominees for election as director listed in Cybin’s management information circular dated September 13, 2023 were elected as directors of Cybin for the ensuing year or until their successors are elected or appointed. Voting results are set out below:

	Votes For		Votes Withheld
	#	%	#	%
Theresa Firestone	42,976,922	98.899	478,573	1.101
Grant Froese	43,022,128	99.003	433,368	0.997
Paul Glavine	43,012,466	98.980	443,030	1.020
Eric Hoskins	42,906,846	98.737	548,649	1.263
Mark Lawson	42,971,117	98.885	484,379	1.115
Eric So	39,668,729	91.286	3,786,767	8.714

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

Any forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of COVID-19 on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three months ended June 30, 2023, and the Company’s annual information form for the year ended March 31, 2023, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither Cboe Canada, operating as the Neo Exchange Inc., nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com